

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2020

Ella Traistaru
Chief Financial Officer
Emerald Bioscience, Inc.
130 North Marina Drive
Long Beach, California 90803

> **Re: Emerald Bioscience, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 13, 2020**
> **File No. 333-239826**

Dear Ms. Traistaru:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Courtney Lindsay at (202) 551-7237 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mark Lee